SEC File No. 70-10122







                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549






                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS






                                FirstEnergy Corp.

------------------------------------
                                    :
In the matter of                    :
FirstEnergy Corp.                   :        Certificate Pursuant
                                    :        to Rule 24 of Partial
                                    :        Completion of
                                    :        Transactions
                                    :
SEC File No. 70-10122               :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

         The undersigned, FirstEnergy Corp. (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as filed in SEC File No. 70-10122 have been carried out in accordance with the Commission's Orders dated June 30, 2003 as follows:

1. Balance Sheets and Income Statements for the FirstEnergy Nonutility Holding Company and its consolidated Subsidiaries for the quarter ended March 31, 2004 are attached as following exhibits:

         Exhibit
         -------

         1-1 Consolidated Balance Sheet and Income Statement of FirstEnergy Ventures Corp.
         1-2 Consolidated Balance Sheet and Income Statement of FirstEnergy Facilities Services Group, LLC.
         1-3      Balance  Sheet and Income  Statement of OES  Ventures,  Inc. -
                  filed pursuant to request for confidential treatment.
         1-4      Balance Sheet and Income Statement of Centerior Communications
                  Holdings, Inc. - filed pursuant to request for confidential treatment.
         1-5 Consolidated Balance Sheet and Income Statement of E-L Enterprises, Inc. - filed pursuant to request for confidential treatment.
         1-6 Consolidated Balance Sheet and Income Statement of MARBEL HoldCo, Inc. - filed pursuant to request for confidential treatment.

         Balance Sheet and Income Statement of GPU Diversified Holdings LLC are reported on Form U-9C-3.

2. During the period January 1, 2004 through March 31, 2004, there was no Development Activity. Investments made during the first quarter 2004 are as follows:

         Category                               Investment
        ---------                           ----------------
                                            (In Thousands $)

         Energy Related Company                  $ 2,460

3. During the first quarter of 2004, there were no guarantees made on behalf of other direct or indirect Subsidiaries of the FirstEnergy Nonutility Holding Companies.

4. During the first quarter of 2004, there were no services obtained by the FirstEnergy Nonutility Holding Companies, or any direct or indirect Subsidiary of the Nonutility Holding Companies from the Utility Subsidiaries.

5. A chart of the nonutility businesses, financing subsidiaries and nonsystem securities in which FirstEnergy and its subsidiaries are engaged in or have investments in of 10% or greater are identified below:


                                                                                     Type of
                                                                                     Type of
Name of Company                                                                    Subsidiary         % Ownership
---------------                                                                    ----------         -----------

American Transmission Systems, Incorporated (ATSI)                                      US                100
Centerior Service Company (Inactive)                                                                      100
FE Acquisition Corp. (Inactive)                                                         NUHC              100
    Mid-Atlantic Energy Development Co. (Inactive)                                                        100
FE Holdings, L.L.C. (Inactive)                                                                              -
FELHC, Inc.                                                                             ERC               100
First Communications, LLC                                                               ETC               65
FirstEnergy Facilities Services Group, LLC (FEFSG)                                      NUHC              100
    Dunbar Mechanical, Inc.                                                             ERC               100
    Edwards Electrical & Mechanical, Inc.                                               ERC               100
    Elliott-Lewis Corporation                                                           ERC               100
       A.A. Duckett, Inc. ERC 100 E-L Enterprises, Inc. NUHC 100
         Modern Air Conditioning, Inc.                                                  ERC               100
           Airdex Air Conditioning Corporation                                          ERC               100
         R.L. Anderson, Inc. ERC 100 Sautter Crane Rental, Inc. ERC 100
    The Hattenbach Company                                                              ERC               100
    L.H. Cranston and Sons, Inc.                                                        ERC               100
    Roth Bros., Inc.                                                                    ERC               100
    R.P.C. Mechanical, Inc.                                                             ERC               100
    Spectrum Controls Systems                                                           ERC               100
FirstEnergy Nuclear Operating Company (FENOC)                                           ERC               100
FirstEnergy Properties, Inc. (FirstEnergy Properties)                                   RES               100
    BSG Properties, Inc. (Inactive)                                                     RES               100
FirstEnergy Securities Transfer Company                                                 FS                100
FirstEnergy Service Company (FECO)                                                      ERC               100
FirstEnergy Solutions Corp. (FES)                                                       ERC               100
    FirstEnergy Generation Corp. (GenCo)                                                EWG               100
    FirstEnergy Engineering, Inc.                                                       ERC               100
FirstEnergy Telecom Services, Inc.                                                      ETC               100
FirstEnergy Ventures Corp. (FirstEnergy Ventures)                                       NUHC              100
    Bay Shore Power Company                                                             ERC               100
    Centerior Communications Holdings, Inc.                                             NUHC              100
       Fiber Venture Equity, Inc. (Inactive)                                            ETC               100
       AFN Finance Company No. 3, LLC                                                   ETC               100
    Centerior Energy Services, Inc.                                                     ERC               100
    Centerior Power Enterprises, Inc. (Inactive)                                                          100
    Engineered Processes, Ltd.                                                          ERC               50
    Eastroc Technologies, LLC                                                           ERC               50
    FirstEnergy Telecommunications Corp.                                                ETC               100
    Warrenton River Terminal, Ltd.                                                      ERC               100

                                                       2


                                                                                     Type of
                                                                                     Type of
Name of Company                                                                    Subsidiary         % Ownership
---------------                                                                    ----------         -----------

GPU Capital, Inc. (GPU Capital)                                                         FUCO              100
    GPU Electric, Inc. (GPU Electric)                                                   FUCO              100
      GPU Argentina Services S.R.L.                                                     FUCO              100
      EI UK Holdings, Inc.                                                              FUCO              100
GPU Diversified Holdings LLC (GPUDH)                                                    NUHC              100
    GPU Solar, Inc.                                                                     ERC               50
    GPU EnerTech Holdings, Inc.                                                         ERC               100
    GPU Distributed Power, Inc.                                                         ERC               100
GPU Nuclear, Inc. (GPUN)                                                                ERC               100
    Private Fuel Storage LLC                                                            ERC               10.1
GPU Power, Inc. (GPU Power)                                                             EWG               100
    EI Canada Holding Limited                                                           EWG               100
      EI Services Canada Limited                                                        EWG               100
      EI Brooklyn Power Limited                                                         EWG               100
        EI Brooklyn Investments Limited                                                 EWG               100
    International Power Advisors, Inc.                                                  EWG               100
    Syracuse Orange Partners LP                                                         EWG                 -
Jersey Central Power & Light Company (JCP&L)                                            US                100
    JCP&L Transition Funding LLC                                                        FS                100
    JCP&L Transition Funding II LLC                                                     FS                100
Saxton Nuclear Experimental Corporation                                                 ERC               44
MARBEL Energy Corporation (MARBEL)                                                      ERC               100
    Marbel HoldCo, Inc.                                                                 NUHC              100
      Great Lakes Energy Partners, LLC                                                  ERC               50
Metropolitan Edison Company (Met-Ed)                                                    US                100
    MetEd Funding LLC                                                                   FS                100
    Met-Ed Preferred Capital II, Inc.                                                   FS                100
      Met-Ed Capital II, L.P.                                                           FS                100
        Met-Ed Capital Trust                                                            FS                100
    Saxton Nuclear Experimental Corporation                                             ERC               32
    York Haven Power Company                                                            US                100
MYR Group Inc. (MYR)                                                                    ERC               100
    The L. E. Myers Company                                                             ERC               100
    Hawkeye Construction, Inc.                                                          ERC               100
    MYRcom, Inc.                                                                        ERC               100
    MYRpower, Inc.                                                                      ERC               100
    Great Southwestern Construction, Inc.                                               ERC               100
    Harlan Electric Company                                                             ERC               100
      Sturgeon Electric Company, Inc.                                                   ERC               100
      ComTel Technology, Inc.                                                           ERC               100
    Power Piping Company                                                                ERC               100
    D.W.Close Company, Inc.                                                             ERC               100
Pennsylvania Electric Company (Penelec)                                                 US                100
    Nineveh Water Company                                                               ERC               100
    Penelec Funding LLC                                                                 FS                100
    Penelec Preferred Capital II, Inc.                                                  FS                100
      Penelec Capital II, L.P.                                                          FS                100
        Penelec Capital Trust                                                           FS                100
    Saxton Nuclear Experimental Corporation                                             ERC               24
    The Waverly Electric Light and Power Company                                        US                100

                                                      3



                                                                                     Type of
                                                                                     Type of
Name of Company                                                                    Subsidiary         % Ownership
---------------                                                                    ----------         -----------

Ohio Edison Company (OE)                                                                US                100
    OES Capital, Inc.                                                                   FS                100
    OES Finance, Inc.                                                                   FS                100
    OES Nuclear, Inc.                                                                   FS                100
    OES Ventures, Inc.                                                                  NUHC              100
    Ohio Edison Financing Trust                                                         FS                100
    Ohio Edison Financing Trust II (Inactive)                                           FS                100
    Pennsylvania Power Company (Penn)                                                   US                100
         Penn Power Funding LLC                                                         FS                100
    McDonald Corporate Tax Credit Fund Limited Partnership                              RES               12.37
    McDonald Ohio Tax Credit Fund-1996 Limited Partnership                              RES               42.13
    McDonald Ohio Tax Credit Fund-1998 Limited Partnership                              RES               30.94
    Apollo Tax Credit Fund III, L.P.                                                    RES               33.33
    Apollo Tax Credit Fund IX, L.P.                                                     RES               99.99
    Boston Capital Corporate Tax Credit Fund X, L.P.                                    RES               10.93
    Boston Capital Corporate Tax Credit Fund XIV, L.P.                                  RES               14
    Boston Capital Corporate Tax Credit Fund XVII, L.P.                                 RES               11.64
    Marion Senior Housing Limited Partnership                                           RES               29.21
The Cleveland Electric Illuminating Company (CEI)                                       US                100
    Cleveland Electric Financing Trust I                                                FS                100
    Centerior Funding Corporation                                                       FS                100
    The Toledo Edison Capital Corporation                                               FS                10
The Toledo Edison Company (TE)                                                          US                100
    The Toledo Edison Capital Corporation                                               FS                90
AFN Finance Company No. 1, LLC                                                          ETC               100
Kinetic Ventures I, LLC                                                                 ERC               11.11
Kinetic Ventures II, LLC                                                                ERC               14.28
PowerSpan Corp.                                                                         ERC               18.63
UMICO Holdings, Inc. (Inactive)                                                                           36


ERC      -      Energy Related Activity
ETC      -      Exempt Telecommunications Company
EWG      -      Exempt Wholesale Generator
FS       -      Financing Subsidiary
FUCO     -      Foreign Utility Company
NUHC     -      Nonutility Holding Company
RES      -      Real Estate
US       -      Utility Subsidiary


6. During the first quarter of 2004, there were no securities (including guarantees) issued by the FirstEnergy Nonutility Holding Companies and each Non-Exempt Subsidiary pursuant to Rule 52 or Rule 45(b), as applicable.

7. During the first quarter of 2004, there were no Anticipatory Hedge transactions entered into by any FirstEnergy Nonutility Holding Company, or any direct or indirect Non-Exempt Subsidiary of the Nonutility Holding Company.

                                    SIGNATURE


         The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                             FIRSTENERGY CORP.



May 26, 2004
                            By:          /s/ Harvey L. Wagner
                                   ---------------------------------
                                             Harvey L. Wagner
                                       Vice President, Controller
                                      and Chief Accounting Officer
                                      (Principal Accounting Officer)

                                       5